Morningstar Credit Ratings, LLC
Form NRSRO

Exhibit 4
Organizational Structure

See Attached:

4.A   Organization Chart of Ownership Interests

4.B   Organization Chart of Key Personnel

4.A

Exhibit 4.A

Morningstar Credit Ratings, LLC

Organizational Chart of Ownership Interests in Morningstar Credit Ratings, LLC

Page 1 of 3



Pages 2 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

The information below is presented as of December 31, 2018. Except as specifically indicated below, Morningstar, Inc. holds, directly or indirectly, a 100% interest in each entity listed below. Some inactive subsidiaries have been omitted.

Subsidiaries of Morningstar, Inc.

Subsidiary	Jurisdiction of Formation
Corporate Fundamentals, Inc.	Delaware
Morningstar Global LLC	Delaware
Morningstar Investment Management LLC	Delaware
Morningstar Investment Services LLC (1)	Delaware
Morningstar Research Services LLC	Delaware
Pitchbook Data, Inc.	Delaware
Morningstar Commodity Data, Inc.	Illinois
Morningstar Credit Ratings, LLC	Pennsylvania
Ibbotson Pty Limited (2)	Australia
Morningstar Investment Management Australia Limited (3)	Australia
Morningstar Australasia Pty Limited (4)	Australia
Morningstar Direct Investments (5)	Australia
Morningstar Group Australia Pty Limited (6)	Australia
Morningstar Brazil Financial Information Ltda. (6)	Brazil
Morningstar Associates, Inc. (7)	Canada
Morningstar Canada Group, Inc. (6)	Canada
Morningstar Research, Inc. (7)	Canada
Fund Votes Research Ltd. (8)	Canada
Servicios Morningstar Chile Ltd. (6)	Chile
Morningstar (Shenzhen) Ltd. (9)	China
Morningstar Danmark A/S (10)	Denmark
Morningstar Danmark Holdings Aps (6)	Denmark
Morningstar France Holding SAS (6)	France
Morningstar France Fund Information SARL (11)	France
Morningstar Investment Consulting France SAS (11)	France
Morningstar Deutschland GmbH (6)	Germany
Morningstar Asia, Ltd. (6)	Hong Kong
Morningstar Investment Management Asia Limited (1)	Hong Kong
Morningstar India Private Limited (12)	India
Morningstar Investment Adviser India Private Limited (1)	India
Morningstar Italy, S.R.L. (6)	Italy
Ibbotson Associates Japan K.K. (1)	Japan
Morningstar Korea, Ltd.	Korea
Morningstar Luxembourg SARL (6)	Luxembourg
Investigaciones MS Mexico, S. de R.L. de C.V. (6)	Mexico
Servicios MStar Global, S. de R.L. de C.V. (6)	Mexico
Morningstar Europe, B.V. (13)	The Netherlands
Morningstar Holland, B.V. (14)	The Netherlands
MStar Holdings C.V.	The Netherlands
Morningstar Research Limited (4)	New Zealand
Morningstar Norge AS (6)	Norway
Morningstar Investment Adviser Singapore Pte Limited (9)	Singapore
Morningstar Research Pte Limited (9)	Singapore
Morningstar Research (Proprietary) Limited (6)	South Africa
Morningstar Investment Management South Africa (Pty) Limited (1)	South Africa
Morningstar Europe Services, S.L. (6)	Spain
Morningstar Network, S.L. (6)	Spain
Morningstar HoldCo AB (6)	Sweden
Morningstar Sweden AB (15)	Sweden
Morningstar Switzerland GmbH (6)	Switzerland
Morningstar Research Thailand Limited	Thailand
Morningstar (Dubai) Ltd. (6)	United Arab Emirates
Morningstar Investment Management Europe Limited (1)	United Kingdom

Pages 2 to 3 of Exhibit 4.A set forth a list of Morningstar, Inc.'s direct and indirect subsidiaries.

Morningstar Europe, Ltd. (6)	United Kingdom
Morningstar U.K., Ltd. (6)	United Kingdom
Morningstar Real-Time Data Limited (16)	United Kingdom
Pitchbook Data Limited (17)	United Kingdom

(1) Morningstar Investment Management LLC owns 100%.
(2) Morningstar Australasia Pty Limited owns 100%.
(3) Ibbotson Pty Limited owns 100%.
(4) Morningstar Direct Investments owns 100%.
(5) Morningstar Group Australia owns 100%.
(6) Morningstar Holland B.V. owns 100%.
(7) Morningstar Canada Group, Inc. owns 100%.
(8) Morningstar Research, Inc. owns 100%.
(9) Morningstar Asia, Ltd. owns 100%.
(10) Morningstar Danmark Holdings Aps owns 100%.
(11) Morningstar France Holding SAS owns 100%.
(12) Corporate Fundamentals, Inc. owns 100%.
(13) MStar Holdings C.V. owns 100%.
(14) Morningstar Europe, B.V. owns 100%.
(15) Morningstar HoldCo AB owns 100%.
(16) Morningstar U.K., Ltd. owns 100%.
(17) Pitchbook Data, Inc. owns 100%.

4.B

Morningstar Credit Ratings, LLC Team and Functional Areas
As of March 27, 2019



Morningstar, Inc. Senior Personnel Supporting Morningstar Credit Ratings, LLC
As of March 27, 2019



Compliance/Legal
- General Counsel
- Global Chief Compliance Officer
- Designated Compliance Officer - MCR

Accounting/Finance
- Director of Finance & Shared Services
- Financial Planning & Analysis Manager

Quantitative Research
- Head of Quantitative Research
- Director, RMBS Quantitative Mortgage Modeler

Talent & Culture
- Head of Talent Acquisition and Management
- Business Partner